Exhibit 99.2

Strategic Partnership Agreement

April 30, 2026

Between:

K Wave Media Ltd (“KWM”)

IGIS Global Properties LLC (“IGIS Global”)

Strategic Partnership Agreement

This Strategic Partnership Agreement (this “Agreement”) is entered into as of 30, April 2026 (the “Effective Date”), by and between:

●	K Wave Media, Ltd., a Nasdaq-listed company (“KWM”), and

●	IGIS Global Properties, LLC (“IGIS Global”), a wholly owned subsidiary of IGIS Asset Management, Co., Ltd.(“IGIS”) (together with KWM, the “Parties”).

WHEREAS, IGIS Global is a US-based investment and development arm of IGIS Asset Management, a leading South Korea-based real estate and private equity asset manager with over $50 billion in assets under management, including significant investments in data centers and strategic partnership with global data center operators/users;

WHEREAS, IGIS Global, as IGIS’s wholly owned U.S. platform, is focused on expanding its footprint in the U.S., including data centers and AI infrastructure investments globally;

WHEREAS, KWM is undertaking a strategic transformation toward AI and AI infrastructure, including investments in data centers, GPU/CPU compute infrastructure, and related platforms;

WHEREAS, the Parties desire to establish a strategic partnership to collaborate on sourcing, investing in, and developing AI infrastructure opportunities;

NOW, THEREFORE, the Parties agree as follows:

1.	Strategic Partnership

The Parties shall collaborate in good faith as follows:

IGIS Global will

●	Identify and evaluate investment opportunities in data centers and other AI infrastructure projects in the United States and overseas for a sole purpose of investing with KWM;

●	Identify and partner up with the best-in-class operators capable of developing data centers and AI infrastructure projects in the United States and/or overseas;

●	Co-develop or co-invest in selected opportunities together with KWM; and

KWM will

●	Collaborate with IGIS Global in underwriting such opportunities and establish project-specific joint venture entities (SPVs/SPCs), where appropriate, to execute such investments together with IGIS Global.

●	Identify opportunities in acquiring shares of the existing AI infrastructure-focused Operating Companies to further strengthen the JV growth.

2.	Capital Collaboration Framework

●	The Parties intend to align capital deployment strategies in AI infrastructure.

●	Subject to internal approvals, market conditions, and deal-specific underwriting:

○	KWM plans to allocate up to $485 million from the already-committed capital by Anson Funds and raise up to $1 billion over the next 24 months through a partnership with IGIS;

○	IGIS Global will seek to participate alongside KWM and may match, co-invest, or become a limited partner in such opportunities on a case-by-case basis, potentially enabling aggregate capital deployment of up to $2 billion.

3.	Areas of Cooperation

The Parties will collaborate across the following key areas:

(a)	Data Centers

●	Development, acquisition, and operation of hyperscale, colocation, and AI-optimized data centers

(b)	Compute Infrastructure

●	Investment in and operation of GPU/CPU infrastructure, including leasing and compute-as-a-service models

(c)	AI Infrastructure Ecosystem

●	Investments in critical components of the AI infrastructure value chain, including power, cooling, networking, and enabling technologies

4.	Strategic Value Exchange

The Parties acknowledge complementary capabilities and agree to:

●	IGIS Global: Provide expertise in

○	Date center development and asset management

○	project structuring and institutional capital raising

○	identifying and obtaining the best operators for various AI infrastructure projects

●	KWM: Provide expertise in

○	access to U.S. public capital markets

○	innovative financing structures (including equity-linked strategies)

○	strategic positioning within emerging AI infrastructure markets

The result of the above will, in effect, be the setup of an AI infrastructure platform where each party makes its own contributions and shares the results together.

5.	Governance & Process

●	The Parties may establish a joint working group to review and advance opportunities;

●	Each Party retains independent investment discretion;

6.	Binding and Non-Binding Nature

Sections 1-4 are binding, although any final commitments are subject to internal approval of both parties. Other sections of this Agreement reflect the Parties’ current intentions only and do not create legally binding obligations to consummate any transaction.

7.	Term and Termination

This Agreement shall remain in effect for 36 months, unless earlier terminated by either Party upon written notice.

8.	Public Disclosure

The Parties may mutually agree to public announcements, including press releases or regulatory disclosures (including Form 6-K), regarding this strategic relationship.

9.	Miscellaneous

●	This Agreement does not create a partnership or joint venture except as may be established in definitive agreements.

●	Each Party bears its own costs unless otherwise agreed.

In WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first written above.

K Wave Media Ltd.

/s/ Ted Kim
Ted Kim CEO

IGIS Global Properties LLC

/s/ SunHo Song
SunHo Song
President and Chief Operating Officer

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